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FOR FURTHER INFORMATION CONTACT

ISRAEL:                                              UNITED STATES:
Liat Angel                                           Jeff Corbin/Lee Roth
Investor Relations & Public Relations coordinator    KCSA Worldwide
Lipman Electronic Engineering Ltd.                   800 Second Ave.
11 Haamal Street, Park Afek                          New York, NY 10017
Rosh Haayin 48092, Israel                            (212) 896-1214/(212) 896-1209
972-3-902-9730
jcorbin@kcsa.com/lroth@kcsa.com
liata@lipman.co.il

                LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS FIRST
                         QUARTER 2006 FINANCIAL RESULTS

ROSH HAAYIN, ISRAEL, MAY 8, 2006 - Lipman Electronic Engineering Ltd. (Nasdaq,
TASE: LPMA), a leading provider of electronic transaction systems and solutions, today announced financial results for the first quarter ended March 31, 2006.

         For the first quarter of 2006, revenues were $57.6 million, an increase of 6.3% over revenues of $54.2 million for the first quarter of 2005. Excluding revenues from its Dione subsidiary, Lipman's revenues in the first quarter of
2006 increased 22.6% compared to the same period in 2005.

         Net income for the quarter before cumulative effect of an accounting change was $6.6 million, or $0.24 per diluted share, compared to net income of
$5.3 million, or $0.19 per diluted share, in the first quarter of 2005.

         Prior to January 1, 2006, the Company recognized stock-based compensation expense based on the provisions of FAS 123. Effective January 1,
2006, recognition of this expense is based on FAS 123R which amended FAS 123.
FAS 123R provides that in determining the amount of stock-based compensation expense a company must take into account an estimate of outstanding options that will be forfeited prior to vesting. Prior to the effectiveness of FAS 123R, the
Company did not estimate forfeitures in determining stock-based compensation expense. FAS 123R requires the Company to recognize the cumulative effect of the change in these accounting principles to reverse compensation cost recognized in the financial statements in periods prior to January 1, 2006 for those options that are not expected to vest. As a result, $1.3 million is added to net income in the consolidated statement of operations for the quarter ended March 31, 2006 to reflect the cumulutive effect of this accounting change, net of taxes. The
Company's net income for the quarter after the cumulative effect of this accounting change, net of taxes, was $8.0 million, or $0.29 per diluted share.

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel   Tel: +972-3-9029730
Fax: +972-3-9029731  e-mail:mail@lipman.co.il    www.lipman.biz

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         Non-GAAP net income for the three months ended March 31, 2006, which excludes $801,000 of non-cash stock-based compensation expenses and the cumulative effect of the accounting change, was $7.4 million, or $0.27 per diluted share, compared to $6.6 million, or $0.24 per diluted share, for the comparable period of 2005. Non-cash stock-based compensation expenses for the three months ended March 31, 2005 totaled $1.3 million.

         Gross profit for the quarter was $24.5 million, or 42.5% of revenues, compared to $22.9 million, or 42.2% of revenues, for the first quarter of 2005.

         Cash flow from operating activities for the three months ended March
31, 2006 was $4.8 million compared to $1.9 million for the comparable period in
2005.

         During the first quarter of 2006, the Company purchased 343,600 of its ordinary shares for an aggregate amount of $8.7 million in accordance with its previously announced share buyback program.

         As of March 31, 2006, the Company had cash and cash equivalents of
$120.0 million compared to $124.4 million as of December 31, 2005.

         Recent highlights included:

             o    Lipman and Verifone entered into a definitive agreement for
                  VeriFone to acquire Lipman in a transaction valued at $793 million, based on VeriFone's share price at the close of
                  trading on April 7, 2006. The acquisition is expected to
                  close by October 31, 2006 and is subject to approval by
                  shareholders of both companies and customary regulatory
                  approvals.

             o    Lipman received a $3.2 million follow-on order for its Dione
                  Secura(TM) PIN Entry Devices from a leading Mexican bank.

         Commenting on the results, Isaac Angel, President and CEO of Lipman, said, "Our first quarter results were in line with expectations. The results reflected strength in emerging markets such as Eastern Europe and Mexico, as well as the continued improvement at Dione. Following the closing of our recently announced agreement with Verifone, we will work to leverage our technological and geographic synergies and believe the combined company will be well positioned to lead the electronic payment industry as it continues to grow."

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel   Tel: +972-3-9029730
Fax: +972-3-9029731  e-mail:mail@lipman.co.il    www.lipman.biz

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ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic transaction systems and solutions. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card
("Chip & PIN") solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada, Brazil, Argentina, Mexico, Australia and India. For more information visit www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the risk that the transaction with VeriFone will not close; our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions;
manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S.
Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

On April 10, 2006, Verifone Holdings, Inc. and Lipman announced that they have entered into a definitive agreement, which provides for VeriFone to acquire
Lipman. In connection with the proposed transaction, VeriFone intends to file a registration statement on Form S-4, including a proxy statement/prospectus of
VeriFone and Lipman, and VeriFone and Lipman will file other materials with the
SEC. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus which will be sent to stockholders in connection with the merger and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the
SEC's Internet web site at (www.sec.gov). These documents may also be obtained free of charge from VeriFone by directing such request to the investor relations section of verifone.com.

                               (Tables to follow)

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel   Tel: +972-3-9029730
Fax: +972-3-9029731  e-mail:mail@lipman.co.il    www.lipman.biz

[LIPMAN LOGO]

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS                          DECEMBER 31,    MARCH 31,
                                                       2005          2006
                                                     (Audited)    (Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                             124,413       120,039
Trade receivables, net                                 46,921        44,805
Other receivables and prepaid expenses                 13,667        15,147
Inventories                                            53,906        57,432
                                                      -------       -------

Total current assets                                  238,907       237,423

Property, plant and equipment, net                     14,969        16,505
Severance pay fund                                      3,120         3,248
Long term recievable and other                          2,192         2,263
Intangible assets, net                                 26,247        25,618
Goodwill                                               39,607        40,138

TOTAL ASSETS                                          325,042       325,195

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables                                         20,864        19,460
Other payables and accrued expenses                    28,221        29,267
                                                      -------       -------

Total current liabilities                              49,085        48,727

Other long term liabilities                            11,514        11,013
Accrued severance pay                                   4,394         4,535

Total shareholders' equity                            260,049       260,920

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            325,042       325,195

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel   Tel: +972-3-9029730
Fax: +972-3-9029731  e-mail:mail@lipman.co.il    www.lipman.biz

[LIPMAN LOGO]

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                            THREE MONTHS
                                                           ENDED MARCH 31,

                                                         2005         2006
                                                     (Unaudited)   (Unaudited)

Revenues                                                54,208         57,632
Cost of revenues                                        31,312         33,132
                                                   -----------    -----------

Gross profit                                            22,896         24,500

Operating expenses:
Research and development                                 3,425          3,383
Selling and marketing                                    7,268          8,663
General and administrative                               2,265          2,246
Special legal expenses                                     421           --
Stock-based compensation                                 1,337            801
Amortization of intangible assets                          873            870
                                                   -----------    -----------

Total operating expenses                                15,589         15,963

Operating income                                         7,307          8,537
Financial income, net                                      250            802
Other income (expenses), net                               (31)            19
                                                   -----------    -----------

Income before taxes on income                            7,526          9,358
Taxes on income                                          2,252          2,732
                                                   -----------    -----------

Net income                                               5,274          6,626
                                                   ===========    ===========

Cummulutive effect of accounting change net of
taxes                                                     --            1,338

Net Income after cumulative effect of
accounting change                                        5,274          7,964
                                                   ===========    ===========

Diluted earnings per share                                0.19           0.24

Diluted earnings per share after cumulative
effect of accounting change                               0.19           0.29

Number of shares for diluted earnings per share     27,459,411     27,324,610

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel   Tel: +972-3-9029730
Fax: +972-3-9029731  e-mail:mail@lipman.co.il    www.lipman.biz

[LIPMAN LOGO]

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS
                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                            2005        2006
                                                        (Unaudited)  (Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income for the period                                   5,274       7,964
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization                               1,343       1,640
Stock-based compensation related to options issued
to employees and others                                     1,337         801
Decrease (increase) in trade receivables and other
receivables                                                (5,130)        918
Increase in inventories                                      (245)     (3,391)
Decrease in trade payables & other liabilities             (1,260)     (4,019)
Increase in deferred Income                                    66       2,997
Deferred income taxes, net                                    344        (790)
Tax benefit related to exercise of options                    296        --
Cumulative effect of accounting change, net of taxes         --        (1,338)
                                                                     --------
Other                                                         (80)         42
                                                         --------    --------

Net cash provided by operating activities                   1,945       4,824

CASH FLOW FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment                  (1,128)     (2,317)
Proceed from sales of available-for-sale marketable
securities                                                   --           428
Other                                                          34          83
                                                         --------    --------
Net cash used in investing activities                      (1,094)     (1,806)

CASH FLOW FROM FINANCING ACTIVITIES:
Exercise of options granted to employees                      210       1,366
Tax benefit related to exercise of options                   --            80
Purchase of treasury stock at cost                           --        (8,680)
Loan received from minority shareholders in a subsidiary      156
                                                         --------

Net cash provided by (used in) financing activities           366      (7,234)
Effect of exchange rate differences on cash and cash
equivalents                                                  (326)       (158)
                                                         --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              891      (4,374)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD  117,396     124,413

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD        118,287     120,039
                                                         ========    ========

LIPMAN ELECTRONIC ENGINEERING LTD.
--------------------------------------------------------------------------------
11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel   Tel: +972-3-9029730
Fax: +972-3-9029731  e-mail:mail@lipman.co.il    www.lipman.biz